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                              May 4, 2023

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       Unit 2803, Level 28, Admiralty Centre
       Tower 1, 18 Harcourt Road
       Admiralty, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Amendment No. 6 to
Draft Registration Statement on Form F-1
                                                            Submitted April 14,
2023
                                                            CIK No. 0001916416

       Dear Wai Lau:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form F-1 submitted April 14, 2023

       General

   1. We note your disclosure on the prospectus cover page indicating that the Selling
                                                        Shareholder "is
offering an additional 1,250,000 Ordinary Shares of IGL" and that "[t]his offering is being
conducted on a firm commitment basis." Please revise to clarify whether the resale shares are
part of the firm commitment offering. To the extent the Selling
                                                        Shareholder is
conducting a separate offering, please revise to clarify whether such offering will be
concurrent with the initial public offering and at the IPO price, or if such offering will occur
following the completion of the initial public offering and at prevailing market prices. To the
extent that you contemplate the latter scenario,
 Wai Lau
Intelligent Group Ltd
May 4, 2023
Page 2
      consider including separate prospectuses in this registration statement for each of the primary and resale offerings. In this regard, include an explanatory note so that investors receiving the IPO prospectus understand that the Selling Shareholder is conducting an offering pursuant to a separate prospectus that also forms a part of this registration statement. On the resale prospectus cover page, also include a placeholder for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq.
      Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation
      S-K.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters.
Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameWai Lau
                                                           Division of
Corporation Finance
Comapany NameIntelligent Group Ltd
                                                           Office of Trade &
Services
May 4, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName